

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 3, 2023

Anthony Petrello
Chief Executive Officer
Vast Solar Pty Ltd
226-230 Liverpool Street
Darlinghurst, NSW 2010
Australia

**Re: Vast Solar Pty Ltd
Amendment No. 3 to Registration Statement on Form F-4
Filed October 23, 2023
File No. 333-272058**

Dear Anthony Petrello:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 13, 2023 letter.

Amendment No. 3 to Registration Statement on Form F-4

What interests do the current officers and directors of NETC have in the Business Combination?, page 17

1. Please quantify the value of the 350,000 Vast Ordinary Shares to be issued to Nabors as an Incremental Funding Commitment Fee at Closing.

Ownership of Vast after Closing, page 39

2. We note your disclosure of total pro forma book value as of June 30, 2023 on pages 12 and 39. The amounts appear to represent total liabilities and equity, rather than total equity. Please revise your total pro forma book value and pro forma book value per share as applicable or advise.

<u>Background of the Business Combination , page 129</u>

3.   We note that the parties recently entered into a number of transactions, including, but limited to, backstop arrangement, financing, and waiver to the Business Combination Agreement. Please revise this section to reflect the recent negotiations and transactions.

<u>General</u>

4.   Please disclose the material terms of the Canberra Subscription, including any fees to be paid by the company to the investor.

      Please contact Stephany Yang at 202-551-3167 or Ernest Greene at 202-551-3733 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Manufacturing